April 8, 2025

Stephanie Hogue
President
Mobile Infrastructure Corporation
30 W. 4th Street
Cincinnati, OH 45202

       Re: Mobile Infrastructure Corporation
           Registration Statement on Form S-3
           Filed April 4, 2025
           File No. 333-286386
Dear Stephanie Hogue:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Isabel Rivera at 202-551-3518 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Hirsh M. Ament